111 West Monroe Street Chicago, IL 60603-4080 T 312.845.3000 F 312.701.2361 www.chapman.com

January 6, 2015

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Re: Smart Trust, Sustainable Impact Investing Trust, Series 1

(the “Fund”)
(CIK: 1628960)

Ladies/Gentlemen:

Transmitted herewith on behalf of Hennion & Walsh, Inc. (the “Sponsor”), the depositor of the Fund, is the Registration Statement on Form S-6 for the registration under the Securities Act of 1933 of units representing the ownership of interests in the Fund.

The Fund is a unit investment trust which will invest in a portfolio of equity securities. We are requesting review of the Registration Statement because the staff of the Commission has requested that the first series of a strategy be reviewed. The Registration Statement has been prepared in substantial conformity with materials submitted on behalf of prior series sponsored by the Sponsor as well as materials submitted on behalf of several other unit investment trusts.

We have been advised that the Sponsor would like to activate the Fund and have the Registration Statement declared effective on February 19, 2015, or as soon as possible thereafter.

Inasmuch as the Fund is not yet operative, no filings have been required under any of the acts administered by the Commission. Therefore, for purposes of Securities Act Release No. 5196 there are no delinquencies to be reported or other references to be made to filings under the Securities Exchange Act of 1934.

No notification of registration or registration statement under the Investment Company Act of 1940 is currently being submitted to the Commission, as the filings under File No. 811-21429 for Smart Trust, Tax Free Bond Trust, et al. are intended to apply to this series of the Fund.

If you have any questions, please do not hesitate to contact the undersigned at (312) 845-3834.

Very truly yours,

Chapman and Cutler LLP

By        /s/ SCOTT R. ANDERSON

Scott R. Anderson

SRA/lew

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